Exhibit 1

The following is an excerpted transcript of the Investor Forum regarding the proposed MONY/AXA merger which was hosted by Institutional Shareholder Services Inc. ("ISS") on February 4, 2004.

                                      * * *

Staley Cates          Thank you, Pat. I'm with Southeastern Asset Management,
                      and we're the advisor to the Longleaf Partners Funds, and specifically the Longleaf Partner Small-Cap Fund, as a holder of 4.1% of MONY at this point. We're glad to be here today at the invitation of ISS, and we welcome the opportunity to discuss this MONY/AXA transaction.

                      We will be mailing out a letter to all MONY shareholders in the next couple of days, which will therefore also be publicly filed with the SEC, outlining our logic in opposing this deal, and then suggesting to the board that they replace Michael Roth with Bob Devlin. I'm going to use that letter as an outline and briefly touch on the points that we have made there. After that, I'll let our legal counsel, Andy McCarroll, briefly discuss the restraining order that MONY won against us concerning our dastardly deed of mailing out proxy cards. MONY's management team, after running earnings into the ground, hiding behind New York State's 4.9% ownership limitation, badly overpaying for Advest, selling us up the river for less than three-fourths of book, and getting $90 million for all their trouble has now added a few other governance stars to their crown. They muted all dissidents on their last quarterly earnings call. They're spending millions of dollars of shareholder money on proxy solicitation, and now they've gone to court to hinder our ability to have shareholders return copies of MONY's proxy cards, their proxy cards. I'm sorry.

                      This feels a whole lot more like the Soviet Union than a shareholder vote, and I guess we shouldn't be too surprised if next the company reports that they've won the deal proxy with 100% of the vote.

                      There are three headlines here we'd like to emphasize. The first is that the deal price stinks. The second is that management has done a terrible job by any objective metric, and yet is poised to take out over $90 million. The third is that in the spirit of not making a complaint without offering a solution, we have a much better solution. If this deal is voted down, then the annual meeting vote turns to our recommendation to the board to appoint Bob Devlin as CEO. We believe that MONY would be a much better investment if allowed to heal under Bob, and proceed as an independent company for now.

                      Finally, we want to address two points, which management continues to pound as basically their whole case. First, if the deal price is so low, then why hasn't another offer appeared? Second, if we don't do a deal, then the company will just implode because of credit ratings and balance sheet issues.

                      First, on deal pricing, the MONY brand name is still valuable, but it's carried in book value at zero. The distribution for us is also certainly valuable, and it also is carried in book value at zero. When announcing the MONY acquisition, AXA's CEO spoke extensively about the value of MONY's distribution network, stating that, "The transaction will increase our retail insurance and annuity distribution reach by almost 25%." If AXA paid even book value, we believe they'd be getting what they consider to be a very valuable asset, MONY's distribution network, for free.

                      A more technical valuation detail concerns the closed block of insurance policies, which were set aside upon demutualization. The closed block is carried within MONY's book value at a negative $21.93 per share, yet produced $34 million of operating income and $67 million of operating cash flow in the first nine months of 2003. This implies a positive net present value for the closed block, which is intentionally designed that way to accrue to the benefit of the closed block policyholders. If that's the case, then the closed block has a value of zero to MONY, which would mean that our assessment of the real book value is over $60 per share.

                      A final point on valuation concerns deferred policy acquisition costs or DPAC. Management, after putting most of these on the books themselves since IPO, and certifying them to the SEC in their financial statements, now acts as if they are a worthless intangible, like their Advest goodwill. Yet we and the company's GAAP accountants assigned DPAC a much higher value; in other words, GAAP book value, as opposed to statutory book value, without the Advest goodwill, is more accurate than management would have you believe.

                      The investment banking appraisals that are in the proxy statement, which by the way earn millions of dollars of fees for the investment banks making those appraisals, show that the AXA offer is way below the norm when multiples of book value are compared to other transactions, so the rationale that the company's bankers have to use is that the multiple on earnings is high compared to other transactions. All this really does is indict management for not being able to generate any earnings. Just because they can't generate earnings doesn't mean that their book value is impaired.

                      This leads into management's compensation. Taking out the closed block, they're doing basically a zero percent ROE right now, if you just take Wall Street estimates on 2004 earnings. They claim that they've taken out $100 million of costs. In their last conference call, while congratulating themselves on achieving $40 million of that this year, they stated that, "Unfortunately, these have been absorbed by increased pension, insurance, and health and welfare costs." In other words, we've really cut our costs, and total costs are up. Against their fantastic $40 million of cost cuts this year, actual costs through the nine months were up $92 million. All we as shareholders can say to that is, "Please don't cut any more costs."

                      As mentioned before, they overpaid for Advest based on a $307 million purchase price, and a current bull market run rate of $11 million of operating income in Advest, which is a 3.6% peak pre-tax return on that investment.

                      Finally, on the valuation, they're selling for 72% of book value. Taking out the Advest goodwill, it's probably more like 80%. Is it a coincidence that this is one of the worst outcomes on book value for life insurance shareholders in the past decade, and at the same time that management's 6% take of the proceeds is the highest ever that we can find? Because we believe that there could be some value in the MONY brand if run correctly, we have proposed that Bob Devlin be chosen as CEO by the board. Bob ran American General for years, and did a wonderful job for shareholders. He is well-regarded in the industry and trusted by any who know him. Bob can improve the company's ROE as a standalone entity, and be a trustworthy person to evaluate any M&A activity in the future, if appropriate.

                      Now to management's broken record arguments: If the offer is so low, why hasn't a better one emerged? Their second argument is, if the deal is not approved, then the stock price will tank. On the first issue, we believe that it's very logical that no one else has approached based on management's actions. We know of companies who would be logical buyers that were not contacted about MONY until after the AXA deal was announced. We also note that in the proxy, by MONY's own admission, most inquiries about a possible transaction never progressed beyond the first meeting.

                      We wish the company was here today on the call because we'd ask them how many parties signed confidentiality agreements and how many had access to the same non-public information as AXA. No potential buyer would consider paying $2 billion for a property without being able to access these numbers, and doing so always necessitates signing a confidentiality agreement. The proxy doesn't allude to any of this activity with other interested parties, which leads us to the conclusion that there wasn't any.

                      Secondly, the company argues out of both sides of their mouth about the balance sheet. On the one hand, they use being overcapitalized as an excuse for a pathetically low ROE. On the other hand, they say that the balance sheet is too undercapitalized to stand alone. Bob Devlin could fix either problem. If there isn't enough capital for the rating agencies, we can speak only for ourselves in saying that we would be very interested in adding capital to MONY under the leadership of someone we trust. We would bet that others would be as well, but under no circumstances would we add capital when we believe that the entity is currently so mismanaged.

                      Here are the risks to the approach that we've discussed. If we vote the deal down, before we hopefully elect Bob Devlin, the stock price would most likely drop, as ... (inaudible) dumped it. For long-term investors, that wouldn't mean much because, long-term, we could end up with a great CEO and an eventual valuation above book value, and hopefully far above $31, but for investors with a short-term horizon or for holders with no ability to ride out the volatility, that might be untenable. In that context, selling today above $31 would make more sense for someone who can't afford to see the stock drop into the $20s in the short-term.

                      One final note, our company has never been in this situation before. In 28 years of owning hundreds of stocks, we've never seen anything like this, nor ever had to hire a proxy solicitor. We don't like doing it, and we're probably not very good at it, but the whole thrust of corporate governance in our country today is trying to have shareholders be more active when they see something wrong. We're trying to do just that, which leads management to call us "reckless" and to get court injunctions. We simply ask everybody to vote based on the facts.

                      With that, I will be quiet, and I'm going to turn it over to Andy McCarroll briefly to explain this injunction.

Andy McCarroll        This is Andy McCarroll with Southeastern.  Yesterday
                      afternoon, I got a call from our outside counsel, Skadden Arps in New York, indicating that they'd received a call that MONY lawyers were going into federal court to seek a temporary restraining order, or TRO, against Southeastern Asset Management and Longleaf.
                      The reason for going was that Southeastern and Longleaf had been preparing a letter similar to the one each of you received by e-mail or I believe that ISS distributed before the meeting. The first version of that letter contains language about a duplicate copy of MONY's proxy card, and we were going to be including a copy of the company's card. That's the reason that MONY went to court to stop us from using their card.

                      Prior to pursuing that approach, Southeastern had spoken with its outside counsel, who in turn had spoken to the SEC, to confirm that it was legitimate to use a copy of the company's card. With several specific requirements, which we carefully followed, the SEC said that that was permissible. The judge that the MONY lawyers spoke to yesterday afternoon disagreed.

                      While we respectfully continue to disagree, and believe that our position can be supported, there are other ways that the company's shareholders can express their vote, and revoke their vote if they've already made a vote. The letter that we're going to send out indicates how you can do that, but briefly, if you send in writing to the corporate secretary revoking your prior vote, if you voted for the deal, that would be effective.

                      Also, if you've not yet voted, you still have an opportunity to vote however you choose on the company's card that you've received, but when the press release came out this morning, it sounded as if MONY had stopped us in our tracks from doing what we're doing, and really all they did was prevent us from sending a duplicate copy of the company's card. I would emphasize that we were not seeking proxy-voting authority or doing anything that we had heard via our outside counsel was permitted under SEC guidelines. If you have questions on that, we can talk about it, but that's the short version on the TRO.

Staley Cates          Pat, that's all we have.

                                     * * *

Pat McGurn            Thanks, Mike. We have a number of questions, I'm
                      going to try and direct them towards the appropriate person. Don't forget, we can continue to receive questions during this period as well. First of all, it's probably more appropriate for Staley Cates at Southeastern. What specific steps has Bob Devlin committed to take to improve this company? What is the outlook? How do we attain better value?

Staley Cates          I wish I could answer that in more detail, but we're just
                      not far enough down that road. In the first place, we would not ever pretend to speak for Bob. I think that that question should be directed at him. Secondly, I think the first order of business is getting Bob in the door in the first place. Maybe that seems like a leap of faith to not get a specific plan before he's voted for, but in our opinion, his multi-decade track record is what gives him the creditability to put him in there and then he'd figure out the best plan.

Pat McGurn            Just to follow up that a number of different questions
                      asked, what process do you see happening basically that would end up with Bob Devlin in that position? Would there be a proxy fight, some other sort of challenge?
                      What is the actual process that you envision as far as changing management?

Staley Cates          If it's okay, I'm going to hand that over to our legal
                      council, Andy McCarroll.

Andy McCarroll        The way it would happen, if shareholders vote against this transaction, at MONY's annual meeting back in December, Longleaf Partners Small-Cap Fund submitted a shareholder proposal requesting that MONY's board of directors take a hard look at replacing senior management. It was really with an anticipation. It was after the AXA deal had been announced. We felt that a better alternative to the $31 price was a change of management and we initiated discussions with Bob Devlin to see if he would be willing to do it. After we had basically come up with that plan, we submitted that proposal so that shareholders would have an opportunity at the annual meeting to vote on that proposal.

                      Now, it's not binding on the board. Shareholders can't bind the board to do anything, but it is a recommendation that they consider it in light of the failed AXA transaction and the shareholders' rejection of that, in support of the resolution. So, it really amounts to a referendum on management, and we would hope at the annual meeting that shareholders would support that if they have an opportunity, and that that would give the board of directors reason to take a very hard look at replacing senior management.

Pat McGurn            The next question involves a similar theme, and just to
                      preface it, it starts off by saying, "I need to understand a probability-weighted plan for the dissenters that would allow them to gain control of the company, effect change, and how I, pursuant to such plans, do better than the certainty of $31 cash today."
                      In other words, the question reads, how do the dissenters propose to effect change and create value?

Staley Cates          Andy has just described the process we'd be looking
                      to. There's no way I could begin to try to put a probability on it. I don't know if the other dissenters want to address that one.

                                     * * *

Pat McGurn            Great.  Thanks.  The next question concerns actually the
                      potential downside. It says, "MONY management makes the assertion that its credit rating might ... (inaudible) transaction with AXA not be consummated. Do you agree with this assertion?" Another question asks similarly, "Aside from a drop in stock price and a ratings downgrade, do potential negative ramifications possibly suggest insolvency?"

                                     * * *

Staley Cates          Maybe all three of us can give it a stab and I'll be
                      happy to start out. I think, the balance sheet, in our opinion, does not offer the way we look at the public filings, an immediate risk of insolvency if this deal does not happen. When you talk about exact degrees of that, it's hard to sort out management scare tactics with what is any kind of genuine weakness, but especially when you separate out the closed block, we don't see that kind of weakness in the GAAP financial statements, and so we attribute those kind of comments more to kind of the management scare tactics. To the first part of the question, I would reiterate what we said at the outset, which is if the answer is that more capital is needed by the rating agencies, we believe and we would back this up with our own money. We believe that fresh capital would line up behind a good management team based on a strong starting point of book value and brand name and distribution. If you have good management running that, then additional capital would be there if that was needed for the rating agencies.

                                     * * *

Pat McGurn            A couple of the questions revolve around, again,
                      trying to find some mechanism to lead to a significant rise in ROE. Does anybody want to offer up some suggestions in changes in business strategy that could again increase that important metric?

                                     * * *

Staley Cates          I would agree with everything Richard just said.
                      [Referring to an answer given by Richard Grubman of Highfields Capital Management.] As you run back through the math on getting to that ROE number, we would just submit that revenues are not at all optimized based on informal research, surveys of sales people and distribution network and everything else that seems unhappy with the current situation. We think, with the right leadership and the morale that would follow from that, that the top line could be a lot better with the existing sales force. Then, as we mentioned in our prepared remarks, the expenses leave a lot of room for improvement as well, so it becomes less a structural issue, as Richard said, and more one of execution.

                                     * * *

Pat McGurn            Great.  We're going to take one last question.  I do
                      apologize. There's a number we won't be able to get to today, but there's a number of questions that address the issue that management's raised of scale. Are the fundamentals of the industry such that again MONY simply can't compete at its current size level? I don't know whether either Staley or Richard would like to address that issue.

                                     * * *

Staley Cates          I couldn't agree more. [Referring to an answer given
                      by Richard Grubman of Highfields Capital Management.]
                      Since day one of the IPO, and Michael talked about this as well, for over 20 quarters now we didn't hear a whole lot about the scale problem, and how that made it impossible to exist out there, so it's hard to believe that all of a sudden that that's the case.

                                     * * *